UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FLOWSTONE OPPORTUNITY FUND

(Name of Subject Company (Issuer))

FLOWSTONE OPPORTUNITY FUND

(Name of Filing Person(s) (Issuer))

Class D Shares, Class I Shares and Class M Shares
(Title of Class of Securities)

Class D Shares – 34355F304

Class I Shares – 34355F106

Class M Shares – 34355F205

(CUSIP Number of class of securities)

Scott P. Conners

FlowStone Opportunity Fund

55 Nod Road, Ste 120

Avon, CT 06001

(312) 429-2419

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:

Joshua M. Lindauer, Esq.

Faegre Drinker Biddle & Reath LLP

1177 Avenue of the Americas, 41st Floor

New York, NY 10036

(212) 248-3140

May 30, 2025

(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	SUMMARY TERM SHEET.

Reference is made to Section 1 “Summary Term Sheet” of the Offer to Purchase (as defined below) that is attached as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2.	ISSUER INFORMATION.

(a)   The name of the issuer is “FlowStone Opportunity Fund.” The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company, and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 55 Nod Road, Ste 120, Avon, Connecticut, 06001 and its telephone number is (312) 429-2419.

(b)   The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) is “Shares” or portions thereof in the Fund. As used in this Schedule TO, the term “Share” or “Shares” refers to the shares of beneficial interest in the Fund or fractions thereof that constitute four of the classes offered by the Fund designated as Class A Shares, Class D Shares, Class I Shares and Class M Shares. Only Class D Shares, Class I Shares and Class M Shares are currently offered for purchase. As of the close of business on December 31, 2024, there were approximately 2,856 Class D Shares, 4,968,763 Class I Shares and 37,330,653 Class M Shares outstanding. Subject to the conditions set out in the Offer to Purchase, the Fund will purchase up to approximately 2,115,114 Shares of the Fund that are tendered by holders of the Fund’s Shares (“Shareholders”) and not withdrawn by Shareholders as described in the Offer to Purchase, subject to any applicable extension of the Offer. Shares subject to the Offer represent approximately 5.00% of the Fund’s Shares outstanding as of December 31, 2024.

(c)   There is no established trading market for the Shares and Shares are subject to substantial transfer restrictions and may not be transferred or resold except as permitted under the Fund’s registration statement dated as of July 26, 2024 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”) and Amended and Restated Agreement and Declaration of Trust dated as of April 8, 2019 (as it may be amended, modified or otherwise supplemented from time to time, the “Agreement and Declaration of Trust”).

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)   The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. The Fund’s principal executive office is located at 55 Nod Road, Ste 120, Avon, Connecticut, 06001 and its telephone number is (312) 429-2419. The investment manager of the Fund is FlowStone Partners, LLC (the “Adviser”). The principal executive office of the Adviser is located 55 Nod Road, Ste 120, Avon, Connecticut, 06001. The members of the Fund’s board of trustees (the “Board of Trustees”) are Scott P. Conners, Eric Becker, Avy Stein, Michael H. Moskow, Marek Herchel, Shoshana Vernick and Jason Gull (each, a “Trustee”). The Trustees may be reached c/o Joshua Lindauer, Faegre Drinker Biddle & Reath LLP at 1177 Avenue of the Americas, 41st Floor, New York, NY 10036.

Item 4.	TERMS OF THE TENDER OFFER.

(a)   (1) (i)   Subject to the conditions set out in the Offer to Purchase, the Fund will purchase Shares in an amount up to approximately 5.00% of the net assets of the Fund’s Shares that are tendered by Shareholders by 11:59 p.m., Eastern Time, on June 30, 2025 (the “Initial Notice Due Date”) (or if the Offer is extended, by any later date that the Fund designates as the deadline for Shareholders to tender Shares for purchase ) and not withdrawn as described in Item 4(a)(1)(vi). The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline for Shareholders to tender Shares for purchase is called the “Notice Due Date” and is the date upon which the Offer expires.

(ii)   The purchase price of a Share (or portion thereof) tendered will be its net asset value as of the close of business on June 30, 2025 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 3 “Offer to Purchase and Price” and Section 7 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Shareholder that tenders Shares that are accepted for purchase will be sent written notice (an “Acceptance Letter”) of the Fund’s election to purchase such Shares. Such Shareholder that tenders Shares that are accepted for purchase will be given a “Note,” a non-interest bearing, non-transferable promissory note, promptly after the Notice Due Date. The Note will entitle the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the Shares being repurchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements). The forms of Acceptance Letters are attached as Exhibit (a)(1)(v) and incorporated herein by reference.

(iii)   The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on June 30, 2025, unless extended. Reference is made to the Cover Page, Section 1 “Summary Term Sheet,” Section 3 “Offer to Purchase and Purchase Price” and Section 6 “Withdrawal Rights” in the Offer to Purchase, which are incorporated herein by reference.

(iv)  Not applicable.

(v)   Reference is made to the Cover Page, Summary Term Sheet and Section 8 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)  Reference is made to Section 6 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)  Reference is made to the Cover Page, Section 5 “Procedure for Tenders” and Section 6 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii) Reference is made to Section 5 “Procedure for Tenders” and Section 7 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(ix)   Reference is made to the Cover Page, Section 4 “Amount of Tender” and Section 7 “Purchases and Payments” of the Offer to Purchase, which are incorporated herein by reference.

(x)   Reference is made to Section 3 “Offer to Purchase and Price,” which is incorporated herein by reference.

(xi)   Not applicable.

(xii)  Reference is made to Section 10 “Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(2)	Not applicable.

(b)   Any Shares to be purchased from any officer, trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) – (d)   Not applicable.

(e)    The Fund’s Registration Statement provides that the Board of Trustees has the discretion to determine whether the Fund will repurchase Shares from Shareholders from time to time pursuant to written tenders, and that one of the factors the Board of Trustees may consider in making such determination is the recommendation of the Adviser. The Registration Statement also states that the Adviser anticipates recommending to the Board that, under normal market circumstances, the Fund conduct repurchase offers of no more than 5.00% of the Fund’s net assets on or about the first day of the calendar quarter immediately following the first anniversary of the Fund’s commencement of operations, and thereafter quarterly on or about each January 1, April 1, July 1 and October 1. The Fund commenced operations on August 30, 2019 and has previously offered to repurchase Shares from Shareholders pursuant to written tenders on a quarterly basis beginning with the quarter ended March 31, 2020.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Adviser, or the Board of Trustees, or any person controlling the Fund or the Adviser; and (ii) any other person, with respect to the Shares, as disclosed above.

Item 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)   Reference is made to Section 2 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(b)   Reference is made to Section 2 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)   Reference is made to Section 9 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)   Reference is made to Section 7 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

(b)   Reference is made to Section 7 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

(c)   Not applicable.

(d)   Reference is made to Section 7 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)   Based on the number of Shares outstanding at December 31, 2024, the following Trustees of the Fund owned the number of Shares indicated in the table below.

Person	Share Class	Number of Shares	Percentage of Shares Outstanding by Class	Percentage of Total Shares Outstanding
Scott P. Conners	Class I	92,214	1.87%	0.22%
Eric Becker	Class M	117,759	0.32%	0.28%
Michael H. Moskow	Class M	1,687	0.00%	0.00%
Marek Herchel	Class M	5,855	0.02%	0.01%
Jason Gull	Class I	11,932	0.24%	0.03%
Avy Stein	Class M	117,759	0.32%	0.28%
Shoshana Vernick	Class M	15,697	0.04%	0.04%

(b)   Reference is made to Section 9 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Other than transactions conducted pursuant to the continuous offering of Shares, there have not been any transactions involving Shares effected by the Fund, the Adviser, or any Trustee or officer of the Fund, or any person controlling or under common control with the Fund or the Adviser, in the last 60 days.

Item 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)   No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

Item 10.	FINANCIAL STATEMENTS.

(a)   (1) The audited financial statements of the Fund for the fiscal year ended March 31, 2024, and the schedule of investments dated March 31, 2024, both filed with the SEC on EDGAR on Form N-CSR on June 7, 2024, are hereby incorporated by reference. In addition, the financial statements of the Fund dated September 30, 2024, and the schedule of investments dated September 30, 2024, both filed with the SEC on EDGAR on Form N-CSR on December 9, 2024, are hereby incorporated by reference.

        (2)   The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have earnings per share information.

        (3)   Not applicable.

        (4)   Class D net asset value per Share $17.41 (12/31/2024)

Class I net asset value per Share $17.47 (12/31/2024)

Class M net asset value per Share $17.47 (12/31/2024)

(b)   Not applicable.

Item 11.	ADDITIONAL INFORMATION.

(a)	(1) None.

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	None.

Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

(a)(1)	(i) Cover Letter to Offer to Purchase and Letter of Transmittal.

(ii)	Offer to Purchase.

(iii)	Form of Letter of Transmittal.

(iv)	Form of Notice of Withdrawal of Tender.

(v)	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

(a)(2)-(4)	Not applicable

(b)	None.

(d)	None.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FLOWSTONE OPPORTUNITY FUND

By:	/s/ Trent Statczar
Name: Trent Statczar
Title: Principal Financial Officer
Dated: May 30, 2025

EXHIBIT INDEX

EXHIBITS
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Form of Notice of Withdrawal of Tender.
(a)(1)(v)	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.
(a)(1)(vi)	Filing Fees Calculation of the filing fee table